UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________________

Commission File Number: 1-32227

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

CABELA’S INCORPORATED 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cabela’s Incorporated
One Cabela Drive
Sidney, NE 69160

CABELA’S INCORPORATED 401(K) SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008	3

Notes to Financial Statements	4–11

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2009	12

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrator
Cabela’s Incorporated 401(k) Savings Plan
Sidney, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Cabela’s Incorporated 401(k) Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 25, 2010

CABELA'S INCORPORATED 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008

ASSETS:
Cash and cash equivalents	$402,691	$58,597
Participant-directed investments, at fair value (Note 6)	192,933,948	137,437,104
Receivables, employer and employee contribution	2,394,562	455,034

Total assets	195,731,201	137,950,735

LIABILITIES:
Administrative expenses	(51,233)	(91,431)

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	195,679,968	137,859,304

Adjustment from fair value to contract value for fully benefit - responsive investments (Note 3)	(43,467)	498,672

NET ASSETS AVAILABLE FOR BENEFITS	$195,636,501	$138,357,976

See accompanying notes to the financial statements.

CABELA'S INCORPORATED 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
ADDITIONS:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments (Note 6)	$46,800,594	$(74,660,113)
Interest and dividends	3,671,362	7,221,470

Net investment income (loss)	50,471,956	(67,438,643)

Contributions:
Employer	8,145,917	8,067,929
Participants	10,683,805	11,109,984
Rollovers	983,515	718,530

Total contributions	19,813,237	19,896,443

Total	70,285,193	(47,542,200)

DEDUCTIONS:
Benefits paid to participants	12,409,858	11,902,061
Administrative expenses	596,810	893,570

Total deductions	13,006,668	12,795,631

NET INCREASE (DECREASE) IN NET ASSETS	57,278,525	(60,337,831)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	138,357,976	198,695,807

End of year	$195,636,501	$138,357,976

See accompanying notes to the financial statements.

CABELA’S INCORPORATED 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEARS THEN ENDED

1.	DESCRIPTION OF PLAN

The following description of the Cabela’s Incorporated 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering substantially all employees of Cabela’s Incorporated (the “Company”) and its subsidiaries, except excluded employees as specified by the Plan. On December 18, 2007, the Company’s Board of Directors amended and restated the Plan, effective January 1, 2008, to be a safe harbor plan that automatically satisfies the nondiscrimination rules for elective deferrals and matching contributions. Employees are eligible to participate upon hire and eligible for various mandatory and discretionary matching contributions when they have completed one year of service. The Charles Schwab Trust Company serves as the trustee of the Plan, while Milliman, Inc. serves as the Plan record keeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions — Each year, participants may elect to contribute up to 80% of their compensation on a salary deferral basis, subject to limitations specified in the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year and are contributing the maximum allowed by the IRC are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. For the years ended December 31, 2009 and 2008, the Company contributed 100% of the first 4% and 6%, respectively, of compensation that a participant contributed to the Plan. Participants earned the Company’s safe harbor matching contribution on a payroll period basis so long as the participant had completed one year of service. Additional profit sharing contributions may be contributed at the option of the Company’s Board of Directors. For the year ended December 31, 2009, the Company elected to make a 2% discretionary matching contribution. Participants that were hired prior to January 1, 2009, worked at least 1,000 hours during the Plan year, and were employed on the last day of the Plan year were eligible for the discretionary contribution. Participants that were hired prior to January 1, 2009, and terminated employment during the Plan year due to death, disability or retirement were eligible for the discretionary contribution regardless of number of hours worked. For the year ended December 31, 2008, the Company elected not to make any discretionary contributions.

Investments — Participants direct the investment of their contributions, the Company matching contributions, and the Company profit sharing contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, a common collective trust, and the Company’s common stock as investment options for participants.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and allocations of the Company’s discretionary contributions and Plan earnings, and charged with withdrawals, Plan losses, and an allocation of administrative expenses. Expense allocations are proportionate to the value of the account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are fully vested in their contributions and safe harbor matching contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary profit sharing contribution portion of their accounts is based on years of service. A participant is 100% vested after six years of credited service. Participants also become fully vested upon attainment of age 65 or termination of employment because of death or disability.

Payment of Benefits — On termination of service due to death, disability, retirement, or for other reasons a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the vested interest in the participant’s account. The Plan also allows a pre-retirement distribution option for participants age 60 or over, as stipulated in the Plan. Effective June 1, 2009, the Plan was amended and restated to allow distributions for financial hardships if certain conditions are satisfied.

Forfeitures — Forfeited non-vested accounts are used to reduce company matching contributions. In 2009 and 2008, employer contributions were reduced by $109,430 and $263,783, respectively, from forfeited nonvested accounts. At December 31, 2009 and 2008, forfeited non-vested accounts totaled $4,507 and $1,092, respectively.

2.	ACCOUNTING PRONOUNCEMENTS

New Accounting Standards Adopted — The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statements of changes in net assets available for benefits.

Accounting Standards Codification — The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative U.S. generally accepted accounting principles (“GAAP”) applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (“AICPA”), the Emerging Issues Task Force (“EITF”) and other related literature. The FASB also issues Accounting Standards Updates (“ASU”). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Subsequent Events — In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for periods ending after June 15, 2009.

In February 2010, the FASB issued ASU No. 2010-09, which amends ASC 855, to address certain implementation issues. Accordingly, it was determined that SEC filers are required to evaluate subsequent events through the date the financial statements are issued (versus available to be issued) and exempts SEC filers from disclosing the date through which subsequent events have been evaluated.

ASU No. 2009-12, Fair Value Measurements and Disclosures — In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (“ASU 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (“NAV”). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009 (see Note 5).  The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits.

New Accounting Standards to Be Adopted —

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (“ASU No. 2010-06”), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, a common collective trust, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Cash and Cash Equivalents — The Company considers all highly liquid assets with an original maturity of three months or less to be cash equivalents.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value. The Cabela’s Incorporated Unitized Stock Fund is valued at its year-end unit price (comprised of closing market price of Cabela’s Incorporated Common Stock reported on the New York Stock Exchange on the last business day of the Plan year plus uninvested cash position). A unit is made up of Company stock and cash, which allows the stock to be traded on an automatic daily basis.

In accordance with FASB ASC Topic 946, Financial Services – Investment Companies, the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis and are not affected by ASC 946. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Administrative Expenses — The Plan’s participants pay certain administrative expenses for the Plan. Such expenses include any expenses incident to the functioning of the Plan, including, but not limited to, fees of counsel, investment managers, accountants, agents, and other costs of administering the Plan.

Payment of Benefits — Benefits are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not been paid, were $2,600 and $45,379 at December 31, 2009 and 2008, respectively.

4.	FAIR VALUE MEASUREMENTS

As defined by ASC Topic 820, Fair Value Measurements and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Financial instrument assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

•	Level 1 – Quoted market prices in active markets for identical assets or liabilities.

•	Level 2 – Observable inputs other than quoted market prices.

•	Level 3 – Unobservable inputs corroborated by little, if any, market data.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in the methodologies used in the fiscal year ended December 31, 2009.

•	Mutual funds — The fair values of these securities are based on observable market quotations for identical assets and are priced on a daily basis at the close of business.

•
Common collective trusts — The fair value of the investments in the common/collective trust is determined by the fund trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end.

•
Cabela’s Incorporated common stock — The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•
Cabela’s Incorporated unitized stock fund — The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded plus uninvested cash portion.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value.

	Fair Value Measurements
	at December 31, 2009
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual Funds:
Fixed Income Funds	$36,068,076	$-	$-	$36,068,076
Balanced Funds	10,423,933	-	-	10,423,933
Large-cap Funds	54,851,526	-	-	54,851,526
Mid-cap Funds	16,677,502	-	-	16,677,502
Small-cap Funds	11,038,635	-	-	11,038,635
International Funds	31,929,657	-	-	31,929,657

Total Mutual Funds	160,989,329	-	-	160,989,329

Common Collective Trust		9,018,465	-	9,018,465
Cabela’s Incorporated Unitized Stock Fund	22,018,234	-	-	22,018,234
Cabela’s Incorporated Common Stock	907,920	-	-	907,920

Total	$183,915,483	$9,018,465	$-	$192,933,948

	Fair Value Measurements
	at December 31, 2008
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual Funds	$118,185,949	$-	$-	$118,185,949
Common Collective Trust	-	9,507,346	-	9,507,346
Cabela's Incorporated Unitized Stock Fund	9,372,619	-	-	9,372,619
Cabela's Incorporated Common Stock	371,190	-	-	371,190

Total	$127,929,758	$9,507,346	$-	$137,437,104

5.	NET ASSET VALUE (NAV) PER SHARE

In accordance with ASU No. 2009-12, the Plan expanded its disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net asset value per share as of December 31, 2009.

The Gartmore Morely Stable Value Fund (the “Fund”) is a stable value fund that is a common collective trust designed for retirement trusts to earn a high level of return, consistent with and providing for stability of investment returns, preservation of capital, liquidity to pay plan benefits, high credit quality, and reasonable tracking of interest rates.  The Fund may invest in conventional, synthetic, and separate account investment contracts issued by life insurance companies, banks, and other financial institutions.  Characteristics of these contracts allow for their principal value to remain stable regardless of the volatility of the bond markets.  The beneficial interest of each participant is represented by units.  Units are issued and redeemed daily at the Fund’s constant net asset value (“NAV”) of $1 per unit.  Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid.  It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.  Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value.  Plan management believes that the occurrence of events that would cause the fund to transact at less than contract value is not probable.

The net asset value of the Fund is determined each business day (valuation date) by the Trustee.  The fair value of the Fund was $9,018,465 at December 31, 2009 and there were no unfunded commitments at that date.  Contributions to the Fund may be made daily at the current net asset value and are considered as made immediately after the daily valuation.  Withdrawals from the Fund for benefit payments and participant transfers to noncompeting options to be paid to plan participants shall be made within 30 days after written notification has been received and are considered as made immediately after the next valuation date subsequent to the Trustee’s approval.

Withdrawals, other than for benefit payments and participant transfers to noncompeting options, are made one year after notification is received from the participating plan.  The Trustee, however, reserves the right to grant a withdrawal earlier than that mentioned above if there are sufficient cash assets to satisfy the withdrawal and it is not detrimental to the best interest of the Fund.

6.	INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	2009	2008
PIMCO Funds:
PIMCO Total Return Fund Administrative Shares	$36,068,076	$30,080,718
Vanguard Funds:
Vanguard 500 Index Fund Admiral Shares	26,582,422	19,028,991
Oakmark Funds:
Oakmark International Fund	26,453,202	17,205,480
*Cabela's Incorporated Unitized Stock Fund	22,018,234	9,372,619
American Funds:
Growth Fund of America R4	16,463,083	12,005,802
Dodge and Cox Funds:
Dodge and Cox Stock Fund	11,806,021	8,319,913
Dodge and Cox Balanced Fund	10,423,933	8,183,116
Allianz Funds:
Allianz CCM Mid Cap Fund Institutional	10,473,421	8,269,959
Gartmore Funds:
Gartmore Morley Stable Value Fund	9,018,465	9,507,346

*Party-in-interest

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008
Net change in fair value:
*Cabela's Incorporated Common Stock	$536,730	$(588,302)
*Cabela's Incorporated Unitized Stock Fund	13,467,553	(12,933,676)
Mutual Funds	33,108,805	(61,450,393)
Common Collective Trusts	(312,494)	312,258

Net appreciation (depreciation) in fair value of investments	$46,800,594	$(74,660,113)

*Party-in-interest

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan held 63,669 shares of common stock of the Company, the sponsoring employer, with cost basis of $1,074,733 at December 31, 2009 and 2008. For the years ended December 31, 2009 and 2008, the Plan held 2,685,478 and 2,775,448 units of the Cabela’s Incorporated Unitized Stock Fund with cost basis of $12,161,579 and $10,452,054, respectively.

The Plan reimbursed total administrative expenses of $161,116 and $283,335 for the years ended December 31, 2009 and 2008, respectively, to the Company for expenses related to the Plan.

8.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

9.	PLAN TAX STATUS

The Plan uses a prototype plan document sponsored by Koley Jessen P.C., L.L.O. Koley Jessen P.C., L.L.O. received an opinion letter from the Internal Revenue Service, dated August 7, 2001, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the Internal Revenue Service. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2009	2008

Net assets available for benefits per the financial statements	$195,636,501	$138,357,976
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	43,467	(498,672)

Net assets available for benefits per the Form 5500	$195,679,968	$137,859,304

The following is a reconciliation of increase (decrease) in net assets per the financial statements to the Form 5500:

	2009	2008

Increase (decrease) in net assets per the financial statements	$57,278,525	$(60,337,831)
Adjustment from fair value to contract value for fully
benefit-responsive stable value fund - prior year	498,672	53,086
Adjustment from fair value to contract value for fully
benefit-responsive stable value fund - current year	43,467	(498,672)

Net income (loss) per Form 5500	$57,820,664	$(60,783,417)

11.	SUBSEQUENT EVENT

Effective January 1, 2010, the Plan was amended and restated to bring the Plan into compliance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).
There were no other subsequent events to recognize or disclose in the financial statements presented herein.

******

CABELA’S INCORPORATED 401(k) SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

Column B	Column C	Column E
	Description of Investment
	Including Collateral, Rate
Identity of Issuer, Borrower,	of Interest, Maturity Date,	Current
Lessor or Similar Party	Par or Maturity Value	Value

*Cabela’s Incorporated	Common Stock — 63,669 shares	$907,920
	Unitized Stock Fund — 2,685,478 units	22,018,234

Mutual Funds:

PIMCO Funds	PIMCO Total Return Fund Administrative Shares — 3,339,637 shares	36,068,076
Vanguard Funds	Vanguard 500 Index Fund Admiral Shares — 260,663 shares	26,582,422
Oakmark Funds	Oakmark International Fund — 1,570,855 shares	26,453,202
American Funds	Growth Fund of America R4 — 607,270 shares	16,463,083
Dodge and Cox Funds	Dodge and Cox Stock Fund — 122,800 shares	11,806,021
Allianz Funds	Allianz CCM Mid Cap Fund Institutional — 527,363 shares	10,473,421
Dodge and Cox Funds	Dodge and Cox Balanced Fund — 162,798 shares	10,423,933
Royce Funds	Royce Total Return Fund — 699,422 shares	7,560,747
Columbia Funds	Columbia Mid Cap Value Z — 559,935 shares	6,204,081
American Funds	EuroPacific Growth Fund — 143,063 shares	5,476,455
T. Rowe Price Funds	T. Rowe Price New Horizons Fund — 135,961 shares	3,477,888

Common Collective Trusts —
Gartmore Funds	Gartmore Morley Stable Value Fund — Service CL IV — 403,100 shares	9,018,465

Total Investments		$192,933,948

*Party-in-interest

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CABELA’S INCORPORATED 401(K) SAVINGS PLAN

	By:	Cabela’s Incorporated, Administrator

Date: June 25, 2010	By:	/s/ Ralph W. Castner
Ralph W. Castner Executive Vice President and Chief Financial Officer